U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 0-31813


(Check  One)
[ X ]  Form  10-KSB   [  ]  Form  20-F   [  ]  Form  11-K   [  ]  Form  10-QSB
[  ]  Form  N-SAR

For  Period  Ended:  December  31,  2001
[   ]  Transition  Report  on  Form  10-KSB
[   ]  Transition  Report  on  Form  20-F
[   ]  Transition  Report  on  Form  11-K
[   ]  Transition  Report  on  Form  10-QSB
[   ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     Part I
                             Registrant Information

     Full  Name  of  Registrant:  OnCourse  Technologies,  Inc.

     Former  Name  if  Applicable:  Not  applicable

     Address  of  Principal  Executive  Office:  3106  South  166th  Street

     City,  State  and  Zip  Code:  New  Berlin,  WI  53151

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                                     Part II
                             Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The  reason  described  in  reasonable detail in Part III of this form
    |     could  not  be  eliminated  without  unreasonable  effort  or expense;
    |
    |(b) The subject annual report, semiannual report, transition report on | Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will | be filed on or before the fifteenth calendar day following the
[X] |     prescribed  due  date;  or  the subject quarterly report or transition
    |     report on Form 10-Q, or portion thereof will be filed on or before the
    |     fifth  calendar  day  following  the  prescribed  due  date;  and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has  been  attached  if  applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to unanticipated demands on the time of the Company's management and independent accountants, the Company has not been able to complete its financial statements by April 1, 2002, the required filing date for the Company's annual report on Form 10-KSB, without unreasonable effort and expense.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         William  C.  Brown                         262-860-0565

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

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
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     OnCourse Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     April  1,  2002                    ONCOURSE  TECHNOLOGIES,  INC.

                                             BY:  /s/ William C. Brown
                                                -------------------------
                                                  William C. Brown, CFO


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